June 26, 2018

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rocket Pharmaceuticals, Inc. Request to Withdraw Registration Statement on Form S-3 File No. 333-225866

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”), Rocket Pharmaceuticals, Inc., a Delaware corporation (the “Company”), hereby respectfully requests immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-225866) filed with the Securities and Exchange Commission (the “Commission”) on June 25, 2018, together with all exhibits thereto (the “Registration Statement”).

The Company requests withdrawal of the Registration Statement because the Registration Statement was inadvertently filed as form type “S-3ASR” instead of form type “S-3.”  The Company intends to file a new shelf registration statement appropriately identified as a filing on form type “S-3” shortly after submitting this request.  The Company confirms that no securities have been sold pursuant to the Registration Statement.  Furthermore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company respectfully requests your assistance in this matter.  If you have any questions regarding this application for withdrawal, please contact Ryan A. Murr of Gibson, Dunn & Crutcher LLP at (415) 393-8373.

Sincerely,

/s/ John Militello
Name: John Militello
Title: Principal Financial and Accounting Officer